December 29, 2010
VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Re:   Skechers U.S.A., Inc. — File No. 001-14429
Dear Mr. Reynolds:
     This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to the comments contained in your letter dated December 15, 2010 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and September 30, 2010. To facilitate your review, we have reproduced your comments in bold text below and have provided our response immediately following each of the comments.
Form 10-Q for the Quarterly Period ended September 30, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note on page 21 that the decrease in your operating cash flows for the nine months ended September 30, 2010 was primarily the result of increased inventory levels due to customer order cancellations. Please expand your discussion to provide a quantified analysis of the impact on current periods and the expected impact on future operations from the order cancellations. In addition, please discuss other known material trends and uncertainties affecting future sales to these customers and your ability to recover your inventory in light of changing fashion trends, consumer demand for products and other market factors. Your analysis should also address the impact the increased inventory amounts will have on your gross margins so an investor can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and request for additional disclosure. However, the Company does not believe that there is sufficient data to undertake or disclose the results of a quantitative analysis of the impact of order cancellations or inventory levels on current or future periods’ sales and financial results at this time. Consistent with our current disclosure, the Company continues to believe that consumer demand for our products remains high and we expect to experience growth in many product categories.
The circumstances surrounding the decrease in operating cash flow for the nine months ended September 30, 2010, resulting primarily from an increase in inventory levels due to customer order cancellations, relate to several accounts that over-booked for the back-to-school season and cancelled such orders during the quarter ended September 30, 2010. These factors resulted in higher amounts of inventory than initially forecasted. However, we expect to strategically work through this inventory at reasonable margins over the next two fiscal quarters. At this time, the Company does not believe there is sufficient empirical data to support a conclusion that the increase in order cancellations and change in inventory levels represents a trend or presents uncertainty regarding the likelihood that past performance is indicative of future performance. The Company also is not aware of other material trends or uncertainties that may affect the Company’s future product sales, its future margins on such sales, or its ability and timing to strategically work through newer inventory that are not currently disclosed in our periodic reports.
With regard to the first issue raised in the Staff’s comment, we do not believe that order cancellations or the increased level of inventory had a material impact on the quarter ended September 30, 2010 beyond that described in our financial statements and MD&A. However, as we have not completed the next fiscal period (which includes the critical holiday season), we do not yet have the information necessary to quantify the impact of order cancellations or increased inventory levels during the September 30 fiscal quarter on future performance, gross margins and cash flow. As such, the Company believes that the collection of additional data over time is required to measure ongoing sales activity to enable it to undertake a meaningful quantified analysis of the impact of cancellations on operations. We respectfully acknowledge the issue raised by the Staff’s comment and intend to assess financial information for the fourth quarter with regard to this issue. To the extent the Company determines that the third quarter order cancellations and increased inventory levels have had, or may in the future have, a material impact on the Company’s financial condition or results of operations, it will address these issues in future filings as appropriate.
With regard to the second issue raised in the Staff’s comment, as noted above, the Company is not aware of other material trends or uncertainties that may affect the Company’s future product sales, future margins on such sales, or its ability and timing to strategically work through newer inventory. To the extent the Company becomes aware of such material trends or uncertainties, or if the information regarding the fourth quarter provides additional guidance in this regard, the Company intends to address those developments in future filings.
With regard to the potential impact of the increase inventory levels on future gross margins, the Company believes that gross margins may not be materially impacted by recent increases in order cancellations or increased inventory levels during the next two fiscal quarters, due in part to (i) international growth, (ii) related margin benefits from a weak U.S. dollar, and (iii) additional retail growth from the increased number of Company-owned stores where the company realizes the economic benefits of selling directly to consumers at much higher margins than wholesale. Of course, however, we will continue to assess this matter throughout that period and evaluate our on-going disclosure responsibilities accordingly.
Notwithstanding the Company’s belief with regard to future trends, determining the amount of time necessary to reduce the excess inventory or to quantify the impact of increased inventory on gross margins and future operations is difficult. The Company will not know the continued level of inventory overhang until after the current fiscal quarter (including the critical holiday season) or early in the first quarter of 2011, at which time we expect to have a clearer understanding of the time needed to clear out the increased level of inventory.
Based on the reasons set forth above, the Company respectfully believes that an amendment to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 is not necessary at this time, as such an amendment would not provide investors with material information that would assist them in assessing current operations or anticipating future operations. Rather, the Company respectfully believes that it is more appropriate to assess the financial information gathered with regard to the fourth quarter and assess the need to include additional information relating to the issues presented in the Staff’s comment in the Annual Report on Form 10-K for the 2010 fiscal year and ensuing Quarterly Reports.
2.	We note your supplemental response dated June 14, 2010 and the statement that you would re-file appendix 6 to Exhibit 10.4 to include all of the previously un-filed appendices to appendix 6. It appears that they were not filed. Please advise us why you believe they are not material or confirm that you will file them with your next periodic report.
Response: The Company respectfully notes that the lease agreement dated May 20, 2008 that was filed as Exhibit 10.4 with the Company’s Quarterly Report for the quarter ended March 31, 2010 was re-numbered as Exhibit 10.3 when it was re-filed with the Company’s Quarterly Report for the quarter ended June 30, 2010. The re-filed version of the lease agreement (new Exhibit 10.3) includes all of the previously un-filed appendices to appendix 6 to the lease agreement.

     If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours, Skechers U.S.A., Inc.
By:	/s/ David Weinberg
	Name:	David Weinberg
	Title:	Chief Operating Officer

cc:	Robert Greenberg (w/o encl.) Philip Paccione (w/o encl.) Ted Weitzman (w/o encl.)